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This document is important and requires your immediate attention. If you are in doubt as to how to respond to the offer, you should consult with your investment dealer, lawyer or other professional advisor. Enquiries concerning information in this document should be directed to Georgeson's North American toll-free number at 1-866-726-8613. Banks and brokers may call at 212-440-9800.

DIRECTORS' CIRCULAR
RECOMMENDING
 REJECTION
OF THE PARTIAL OFFER BY
 CTOE LLC
(formed at the request of Third Avenue Management LLC)
TO PURCHASE UP TO 39,000,000 COMMON SHARES
 OF
 CATALYST PAPER CORPORATION
for $3.30 per common share

The Board of Directors unanimously recommends that Shareholders
REJECT THE PARTIAL OFFER AND NOT TENDER THEIR SHARES

August 25, 2006

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The offer by CTOE LLC is made for the securities of a Canadian issuer, and while the offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Catalyst is located in Canada and that the majority of its officers and directors are residents of Canada.

August 25, 2006
Dear Fellow Catalyst Shareholder:

        You recently received an unsolicited partial offer (the "TAM Offer") from CTOE LLC, which was formed at the request of Third Avenue Management LLC ("TAM"), to purchase up to 39,000,000 of the issued and outstanding common shares (the "Shares") of Catalyst Paper Corporation ("Catalyst" or the "Company") for $3.30 in cash for each Share acquired under the TAM Offer. The TAM Offer is for 18.17% of the outstanding Shares and, if successful, would result in TAM having effective control over approximately 38% of the outstanding Shares.

        The Board of Directors of Catalyst unanimously recommends that you REJECT the TAM Offer and NOT TENDER your Shares.

        In reaching its conclusion, the Board and the special committee of independent directors of the Board, assisted by their financial and legal advisors, carefully considered all aspects of the TAM Offer as well as the factors described in the enclosed Directors' Circular.

        In making your decision regarding the TAM Offer, you should consider that:

  •
  The TAM Offer reflects neither the value of effective control that TAM would acquire the ability to exercise, nor the long-term value of the Shares.

  •
  The timing of the TAM Offer is opportunistic and would deprive shareholders whose Shares are taken up under the TAM Offer of the benefit on such Shares of any future improvement in Catalyst's performance and/or industry fundamentals.

  •
  In a difficult industry environment, Catalyst has demonstrated superior performance relative to its industry peers.

  •
  As a partial bid the TAM Offer is, by its very nature, coercive.

  •
  The TAM Offer, and TAM's public statements and positions taken in respect of Catalyst, make TAM's intentions for Catalyst unclear.

  •
  If successful, the TAM Offer would reduce Catalyst's public float, which could adversely affect the market for, and trading price of, the Shares.

  •
  In the opinion of both of Catalyst's financial advisors, the TAM Offer is financially inadequate.

  •
  If the TAM Offer is successful, TAM could sell Shares for a control premium in a subsequent transaction, which premium may not be available to other shareholders.

  •
  There may be alternatives to the TAM Offer that could potentially provide shareholders with greater value.

        For these and other reasons described in the accompanying Directors' Circular, your Board of Directors unanimously recommends that you REJECT the TAM Offer and NOT TENDER your Shares. If you have tendered your Shares, you can withdraw them until they are taken up under the TAM Offer. For information on how to withdraw your Shares, you can contact your broker or our information agent at one of the numbers on the bottom of the next page.

        Please read the enclosed material carefully and, in particular, the "Reasons for Recommendation" set out on pages 1 and 8 and the opinions dated August 25, 2006 from each of our financial advisors, CIBC World Markets Inc. ("CIBC World Markets") and UBS Securities Canada Inc. ("UBS"), to the effect that, as of such date, the TAM Offer, in the case of UBS, and the consideration offered pursuant to the TAM Offer, in the case of CIBC World Markets, is inadequate, from a financial point of view, to shareholders of Catalyst, other than

i

CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer.

        The Board of Directors and Special Committee are considering alternatives to the TAM Offer and discussions have commenced with several parties who have expressed interest in the potential for transactions that might be alternatives to the TAM Offer, although in light of current industry conditions there is no assurance that any alternative transaction will result from these discussions.

        As the TAM Offer is open for acceptance until at least September 18, 2006 (unless extended), and cannot proceed until all of its many conditions are waived or, in particular in the case of those conditions that cannot be waived (such as regulatory conditions), are satisfied, the Board of Directors notes that there is no need to make a decision with respect to the TAM Offer until TAM has confirmed the waiver or satisfaction of those conditions.

        If you have any questions concerning our recommendation that you REJECT the TAM Offer or the information in this document, please call Georgeson, our information agent, at:

Shareholders Call Toll Free:
1-866-726-8613
Banks and Brokers Call Collect:
212-440-9800

Sincerely,
On Behalf of the Board of Directors

Thomas S. Chambers
Chairman of the Special Committee of
the Board of Directors of
Catalyst Paper Corporation

TABLE OF CONTENTS

Page
SUMMARY	iv
DIRECTORS' CIRCULAR	1
DIRECTORS' RECOMMENDATION	1
REASONS FOR RECOMMENDATION	1
BACKGROUND TO THE TAM OFFER AND RESPONSE OF CATALYST	9
OPINIONS OF THE FINANCIAL ADVISORS	11
CATALYST PAPER CORPORATION	12
ALTERNATIVES TO THE TAM OFFER	12
INTENTION OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS WITH RESPECT TO THE TAM OFFER	12
DIRECTORS AND SENIOR OFFICERS OF CATALYST AND OWNERSHIP OF SECURITIES	13
TRADING IN SECURITIES OF CATALYST	14
ISSUANCES OF SECURITIES BY CATALYST	14
OWNERSHIP OF SECURITIES OF TAM OR ITS AFFILIATES	14
RELATIONSHIP BETWEEN TAM AND DIRECTORS, SENIOR OFFICERS AND SHAREHOLDERS OF CATALYST	14
AGREEMENTS BETWEEN CATALYST AND ITS DIRECTORS AND SENIOR OFFICERS	14
INVESTMENT CANADA ACT AND TIMING	16
MATERIAL CHANGES IN THE AFFAIRS OF CATALYST	17
SHAREHOLDER RIGHTS PLAN	17
OTHER INFORMATION	17
STATUTORY RIGHTS	18
CONSENT OF CIBC WORLD MARKETS INC.	C-1
CONSENT OF UBS SECURITIES CANADA INC	C-2
CERTIFICATE	C-3
APPENDIX A — FINANCIAL OPINIONS	A-1
APPENDIX B — TRADING IN SECURITIES OF CATALYST	B-1
APPENDIX C — ISSUANCES OF SECURITIES BY CATALYST	C-1
APPENDIX D — SUMMARY OF SHAREHOLDER RIGHTS PLAN	D-1

FORWARD-LOOKING STATEMENTS

        This Directors' Circular contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that Catalyst expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as "anticipate", "could", "expect", "seek", "may", "likely", "intend", "will", "believe" and similar expressions or the negative thereof. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the United States, Canada and internationally, market conditions and demand for Catalyst's products, the outlook for inventories, production and pricing, our ability to successfully obtain performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, our ability to obtain financing and other factors beyond Catalyst's control. Additional information concerning these and other factors can be found beginning on page 24 under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis dated August 1, 2006, which is available on SEDAR at www.sedar.com. All forward looking statements in this document are made as of August 25, 2006.

        Catalyst disclaims any intention or obligation (except as required by applicable law) to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to comment on any analyses, expectations or statements of third parties concerning any forward looking statements.

        Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

ENQUIRIES

        This document is important and requires your immediate attention. If you are in doubt as to how to respond to the TAM Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson Shareholder Communications Canada ("Georgeson"), Catalyst's information agent, toll-free at 1-866-726-8613.

SUMMARY

        The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors' Circular. This Directors' Circular should be read carefully and in its entirety as it provides important information regarding Catalyst and the TAM Offer.

The Offer:
CTOE LLC ("CTOE"), which was formed at the request of Third Avenue Management LLC ("TAM"), made an offer on August 11, 2006 (the "TAM Offer") to purchase up to 39,000,000 common shares (the "Shares") in the capital of Catalyst Paper Corporation ("Catalyst" or the "Company") for $3.30 in cash per Share. The TAM Offer is for 18.17% of the outstanding Shares and, if successful, would result in TAM having control or direction over approximately 38% of the outstanding Shares, which would be beneficially owned by client accounts.
Recommendation of the Board of Directors:
The Board of Directors of Catalyst (the "Board of Directors" or the "Board") has carefully considered the TAM Offer and the unanimous recommendation of the special committee of independent directors of the Board (the "Special Committee") and unanimously recommends that shareholders of Catalyst ("Shareholders") REJECT the TAM Offer and NOT TENDER their Shares.
Reasons for Recommendation:	In making their recommendations, the Board of Directors and Special Committee considered a number of factors set out under "Reasons for Recommendation", including the following:
• The TAM Offer reflects neither the value of effective control that TAM would acquire the ability to exercise, nor the long-term value of the Shares.
• The timing of the TAM Offer is opportunistic and would deprive Shareholders whose Shares are taken up under the TAM Offer of the benefit on such Shares of any future improvement in Catalyst's performance and/or industry fundamentals.
• In a difficult industry environment, Catalyst has demonstrated superior performance relative to its industry peers.
• As a partial bid the TAM Offer is, by its very nature, coercive.
• The TAM Offer, and TAM's public statements and positions taken in respect of Catalyst, make TAM's intentions for Catalyst unclear.
• If successful, the TAM Offer would reduce Catalyst's public float, which could adversely affect the market for, and trading price of, the Shares.
• In the opinion of both of Catalyst's financial advisors, the TAM Offer is financially inadequate.
• If the TAM Offer is successful, TAM could sell Shares for a control premium in a subsequent transaction, which premium may not be available to other Shareholders.
• There may be alternatives to the TAM Offer that could potentially provide Shareholders with greater value.
Intentions With respect to the Offer:
The Board of Directors has been informed that, as of the date of this Directors' Circular, none of the directors or senior officers of Catalyst has accepted or intends to accept the TAM Offer. The directors and senior officers of Catalyst own or exercise control or direction over an aggregate of 6,825,093 Shares (assuming the exercise of all options and other rights to acquire Shares held by such directors and senior officers), or approximately 2.7% of the Shares on a fully-diluted basis.

Actions of Board in Response to the TAM Offer:
The Board of Directors appointed the Special Committee to examine and review the merits of the TAM Offer, to assess and examine alternatives to the TAM Offer, to consider and advise the Board of Directors as to whether the TAM Offer is in the best interest of Catalyst and its Shareholders, and to report and make recommendations to the Board of Directors on such matters. CIBC World Markets and UBS have been appointed as financial advisors to the Special Committee and the Board of Directors in connection with the TAM Offer.
The Board of Directors and the Special Committee, together with their financial and legal advisors, are continuing to assess the TAM Offer and its impact on the Company. The Board of Directors and Special Committee are also considering alternatives to the TAM Offer, and discussions have commenced with several parties who have expressed interest in the potential for transactions that might be alternatives to the TAM Offer. In light of current industry conditions, there is no assurance that any alternative transaction will result from these discussions.
Timing Considerations:
As the TAM Offer is open for acceptance until at least September 18, 2006 (unless extended), and cannot proceed until all of its many conditions are waived or, in particular in the case of those conditions that cannot be waived (such as regulatory conditions), are satisfied, the Board of Directors notes that there is no need to make a decision with respect to the TAM Offer until TAM has confirmed the waiver or satisfaction of those conditions.

v

DIRECTORS' CIRCULAR

        This directors' circular (the "Directors' Circular") is issued by the Board of Directors of Catalyst Paper Corporation ("Catalyst" or the "Company") in connection with the offer dated August 10, 2006 (the "TAM Offer") made by CTOE LLC ("CTOE"), which is an entity formed at the request of Third Avenue Management LLC ("TAM"), to purchase up to 39,000,000 common shares (the "Shares") in the capital of Catalyst at a price of $3.30 per share in cash.

        The terms and conditions of the TAM Offer, the method of acceptance of the TAM Offer and other information relating to the TAM Offer, Catalyst and CTOE are set out in the TAM Offer, the take-over bid circular (the "TAM Circular") that accompanies and forms part of the TAM Offer, and the letter of transmittal and the notice of guaranteed delivery that accompany the TAM Offer.

        All information provided herein relating to TAM, CTOE and the TAM Offer is based on the information contained in the TAM Circular or otherwise made publicly available by TAM and CTOE. The Company assumes no responsibility for the accuracy or completion of that information.

        Unless otherwise indicated, all amounts in this Directors' Circular are expressed in Canadian dollars. On August 25, 2006, the noon rate of exchange as reported by the Bank of Canada was C$1 = US$0.9025.

DIRECTORS' RECOMMENDATION

        The Board of Directors of Catalyst has considered carefully the TAM Offer and unanimously:

  •
  has determined that the TAM Offer is inadequate and not in the best interests of Catalyst and its shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer), and

  •
  recommends that shareholders REJECT the TAM Offer and NOT TENDER their Shares to the TAM Offer.

        Shareholders who are in doubt as to how to respond to the TAM Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Acceptance of the TAM Offer may have tax consequences specific to the circumstances of individual Shareholders, and Shareholders should consult their own professional tax advisors. Enquiries concerning the information in this Directors' Circular should be directed to Catalyst's information agent, Georgeson, at the telephone number listed on the back page of this Directors' Circular.

        If you have tendered your Shares to the TAM Offer, you can withdraw them until they are taken up under the TAM Offer. For information on how to withdraw your Shares, contact your broker or contact Georgeson, Catalyst's information agent, toll-free at 1-866-726-8613.

        Shareholders should consider the terms of the TAM Offer and the recommendations of the Board of Directors contained in this Directors' Circular carefully and come to their own decision as to whether to accept the TAM Offer.

REASONS FOR RECOMMENDATION

        The Board of Directors of Catalyst has carefully reviewed and considered the TAM Offer with the benefit of, among other things, advice from the financial and legal advisors to Catalyst and the Special Committee and the unanimous recommendations of the Special Committee. The Board of Directors and the Special Committee unanimously determined that the TAM Offer is inadequate and not in the best interests of Catalyst and its Shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer) and, as a result, the Board of Directors is recommending that Shareholders reject the TAM Offer and not tender their Shares to the TAM Offer. In doing so, the Board of Directors and the Special Committee considered a number of factors, including the following:

The TAM Offer Does Not Reflect the Value of Effective Control that TAM Would Acquire

        If the TAM Offer is successfully completed, TAM will have acquired the ability to exercise effective control over Catalyst without having paid an appropriate premium for that control.

        As disclosed in the TAM Circular, TAM currently exercises control or direction over 42,503,313 (approximately 19.8% of the outstanding) Shares and is entitled to vote approximately 96% of those Shares. The 39,000,000 million additional Shares that TAM is seeking to acquire through the TAM Offer would increase the number of Shares over which TAM exercises control and direction to approximately 38% of the outstanding Shares. The TAM Circular also discloses that, following completion of the TAM Offer, TAM will continue to exercise control or direction over all of those Shares.

        The ability of TAM to vote those Shares would, in and of itself, permit TAM to exercise a veto in respect of any matter that required approval by way of a "special resolution" under the Canada Business Corporations Act (including virtually any proposal by a third party to acquire all of the shares of Catalyst). Additionally, as a result of the Shares being widely held and, to the knowledge of Catalyst, no Shareholder other than TAM beneficially owning (or exercising control or direction over) more than 10% of the outstanding Shares, and given historical voting levels at meetings of Shareholders, the ability of TAM to vote those Shares would permit TAM to determine the outcome of any ordinary resolution of the Shareholders, including the election of directors of Catalyst (if, for example, TAM were to vote against Catalyst's proposed slate of directors, which TAM did at Catalyst's 2006 annual general meeting).

        As the TAM Offer is for only 18.17% of the Shares, the weighted average value to Shareholders of the TAM Offer is $2.86 per Share (taking into account the value of the portion of their Shares for which the partial TAM Offer is not made, based on the 20-day volume weighted average price prior to the announcement of the intention to make the TAM Offer). That value represents an effective premium of only 4.8% over the 20-day volume weighted average price of the Shares prior to the announcement by TAM of its intention to make the TAM Offer. The Board of Directors believes this is an insufficient premium for the acquisition of the ability to exercise effective control over Catalyst.

        The chart below shows the volume weighted average price ("VWAP") of Shares for the 1-day, 20-day, 90-day, 1-year and 2-year periods preceding the announcement of the intention to make the TAM Offer. The TAM Offer price of $3.30 represents a premium of only 9.3% to the 1-year volume weighted average price of $3.02. The weighted average value of the TAM Offer of $2.86 represents a discount of 5.3% to the 1-year volume weighted average price of $3.02. In addition, each of the TAM Offer price of $3.30 and the weighted average value of the TAM Offer of $2.86 represents a discount to the 2-year volume weighted average price of $3.34.

(1)
The "weighted average value" is calculated based on the weighted average of 39 million Shares at $3.30 and the balance of Shares which would not be owned by TAM, after giving effect to the TAM Offer, at $2.73, being the 20-day volume weighted average price prior to the announcement of the intention to make the TAM Offer.

(2)
Float excludes 63 million shares sold by Norske Skogindustrier, ASA on February 16, 2006.

        A comparison of the TAM Offer price to premiums paid in transactions in the forest products sector illustrates that the TAM Offer does not reflect an adequate premium for effective control of Catalyst, even if it were an offer for 100% of the Shares. As shown in the chart below, the average premium paid in transactions involving change of control in the forest products sector since 1998 has been 35.1%, compared to the 20.4% premium being offered by TAM for only a portion of the Shares.

Premiums Paid in Change of Control Transactions in Forest Products Sector

The TAM Offer Does Not Reflect the Long-Term Value of Catalyst Shares

        The Board of Directors and the Special Committee do not believe that the TAM Offer reflects the long-term value of Catalyst. This conclusion is supported by a comparison of Catalyst's trading values to those of comparable issuers. For example, the following chart illustrates how the enterprise value for Catalyst implied by the $3.30 partial offer price represents a multiple of 6.7 times equity research analysts' consensus estimates of earnings before interest expense, taxes, depreciation and amortization ("EBITDA") for Catalyst for 2006, which is a significant discount to the multiples at which comparable pulp and paper companies trade in the market. Based on a weighted average value to Shareholders of $2.86, the TAM Offer represents a multiple of only 6.3 times equity research analysts' consensus estimates of EBITDA for Catalyst for 2006.

Total Enterprise Value/2006E EBITDA(1)

(1)
"Total Enterprise Value" calculated as equity market capitalization plus net debt plus minority interests. 2006E EBITDA based on equity research analysts' consensus estimates.

        The Board of Directors' and the Special Committee's belief that the TAM Offer does not reflect the long-term value of Catalyst is reinforced by TAM's own stated investment philosophy, which is focused upon "seeking companies with very strong financial positions whose securities are priced at significant discounts to private market value." TAM further states on its website that: "We invest only in companies that we believe have the potential to create value for our clients over the long term, withstanding cyclical downturns and evolving as leaders among their competition."

The Timing of the TAM Offer is Opportunistic

        The Board of Directors and the Special Committee believe that the timing of the TAM Offer is opportunistic and takes advantage of recent challenges faced by Canadian pulp and paper companies. As noted by Amit Wadhwaney, the portfolio manager of TAM's International Value Fund, when commenting on that fund's initial purchase of Shares:

  "Catalyst Paper Corp. ("Catalyst") is a Canadian producer of wood pulp and a variety of paper grades, including newsprint, groundwood specialties, and containerboard. The lot of a Canadian newsprint producer has been a rather unhappy one for a number of years. Faced by falling newsprint consumption, rising energy costs, and a Canadian dollar that has eroded their price realizations, the industry has experienced many years of poor profitability. The industry's response has been to close a number of the older, higher cost newsprint mills across Canada, at a rate which appears to have been matching the demand declines. Given the unattractive near-term prospects for the company, and the industry in general, the Fund was able to accumulate a position in Catalyst Common Shares at a significant discount to the replacement value of the company's assets." [emphasis added]

        The Board of Directors and the Special Committee believe that Catalyst is well-positioned to drive improved financial performance and enhanced value as a result of any improvement in industry fundamentals. In this regard, the Board of Directors and the Special Committee agree with TAM's recent, publicly-stated assessment that "Catalyst is adequately financed to survive the industry downturn and [is] likely to emerge as one of the better-positioned Canadian paper companies."

        The TAM Offer price represents a 5% discount to the trading price of $3.46 in January 2006 and a 22% discount to the trading price of $4.24 in March 2005.

Comparison of Catalyst Share Price to the TAM Offer Price and Weighted Average Value of the TAM Offer

Source: Bloomberg Financial Markets.

The TAM Offer Deprives Shareholders of the Benefit of any Future Performance Improvements

        Catalyst believes that it has demonstrated a consistent record (through a period of challenging industry-wide operating conditions) of generating cost savings, with annualized performance improvements of $406 million over the 2002-2005 period and projected cost savings of approximately $70 million in 2006 (of which approximately $19 million was realized in Catalyst's most recently completed quarter).

        The table below shows Catalyst's realized cost savings in each of the 2002 to 2005 fiscal years and projected cost savings in 2006.

Catalyst Performance Improvement Initiatives — Target and Actual Results ($ mm)

        These costs savings have driven significant improvement in Catalyst's margins, both in absolute terms and relative to comparable issuers. Shareholders who accept the TAM Offer will not benefit from any future improvements in Catalyst's performance and/or industry fundamentals with respect to Shares taken up under the TAM Offer.

In a Difficult Industry Environment, Catalyst has Demonstrated Superior Performance Relative to its Industry Peers

        The chart below illustrates the performance of Catalyst relative to the performance, on an aggregate basis, of three key North American competitors, measured by the gap in EBITDA per tonne for total paper volume on a 4 quarter trailing average basis. For 2001 Catalyst EBITDA lagged these competitors by $53/tonne, whereas by the second quarter of 2006, Catalyst had moved ahead of these competitors by $18/tonne, a net improvement of $71/tonne over the period. This level of improvement was achieved even though Catalyst has 100% of its assets based in Canada and has suffered a considerable disadvantage due to the weakening of the U.S. dollar over this period, relative to these competitors who have a proportion of their assets in the U.S.

EBITDA Margin Gap (Paper Segments)
Catalyst vs. Competitors
($/tonne — 4 Qtr trailing average)

        In the past three years, Catalyst's share price on a relative basis has outperformed its industry comparables by a significant margin.

        Catalyst believes that, subject to uncertainty that may arise from TAM having the ability to exercise effective control, it will continue to deliver improvements in operating margin and has a clear strategy for continuing to create additional value. Shareholders who tender to the TAM Offer will (for those Shares taken up under the TAM Offer) forego any benefit that may be realized from Catalyst's future cost-saving initiatives.

The "Partial Bid" Structure of the TAM Offer Is, By Its Very Nature, Coercive

        The TAM Offer is a "partial bid" — it is an offer to acquire less than all of the Shares. This type of bid is, by its very nature, coercive. In contrast to most control transactions, shareholders cannot choose to sell all of their shares under a partial bid. Because a premium is paid for less than all of the outstanding shares under a partial bid, comparisons of the prices paid under those bids to trading values will overstate the actual premium that is being offered to shareholders for their investments.

        This bid structure, which is very unusual in Canada, forces Shareholders to make a decision as to whether to accept the partial bid (and in respect of how many Shares), whether to sell into the market or whether to maintain their investment in the face of some measure of increased uncertainty. Shareholders are confronted with increased uncertainty as to the future value (in part as a result of uncertainty as to the plans of the acquiror and discounts applied by the market to "controlled" companies) and the reduced liquidity of the Shares that are not acquired under the partial bid. As a shareholder will not know whether (or to what extent) other shareholders will accept the partial bid, a shareholder that wants to mitigate the risks associated with the partial bid may feel compelled to deposit his or her shares, notwithstanding that such shareholder may view the consideration that is offered to be inadequate. This uncertainly is compounded by the fact that TAM's intentions with respect to the future of Catalyst are unclear.

        If Shareholders deposit their Shares under the TAM Offer as a result of this coercion, they may reduce the risks associated with those Shares that are acquired under the TAM Offer (after proration), but will expose their remaining holdings to these increased uncertainties.

The TAM Offer, and TAM's Public Statements and Positions Taken in Respect of Catalyst, Make TAM's Intentions for Catalyst Unclear

        Catalyst believes that the TAM Offer may create uncertainty for Catalyst and its Shareholders as a result of the lack of clarity surrounding TAM's plans for the exercise of the position of effective control that it would enjoy if the TAM Offer was successfully completed.

        The TAM Offer addresses only TAM's current plans and present intentions, and qualifies those plans and intentions by reference to publicly available information. It is not clear what non-public information TAM would expect to have access to if the TAM Offer was successfully completed or how TAM would use that information. Similarly, while the TAM Offer indicates that "It is TAM's intention to work with the board of directors and Catalyst's management", TAM completed proxies withholding its vote for the election of Catalyst's proposed slate of directors at the 2006 annual general meeting and has made public statements suggesting dissatisfaction with management and the Board. The conditions set out in section 4 of the TAM Offer (many of which contain no meaningful materiality standard) do not appear consistent with the approach that would be adopted by a "passive" investor.

        Given the degree of control that could be exercised by TAM if the TAM Offer was successful, the Board of Directors and Special Committee believe that disclosure of TAM's intentions is material to a Shareholder's ability to make an informed decision concerning the TAM Offer.

        TAM has not provided any indication as to why the successful completion of the TAM Offer is in the interests of current holders of Shares (other than certain parties related to TAM).

If Successful, the TAM Offer Would Reduce Catalyst's Public Float, Which Could Adversely Affect the Market for, and Trading Price of, the Shares

        If the TAM Offer is successfully completed, funds and accounts managed by TAM will own, and TAM will exercise control or direction over, approximately 38% of Catalyst's outstanding Shares. Catalyst believes that the trading price of the Shares remaining in the hands of the remaining shareholders may be adversely affected for a number of reasons, including the following:

  •
  the resulting significant decrease in the public float may impair the trading liquidity of the Shares and thereby reduce the number of investors that will be interested in investing in the Shares,

  •
  a smaller public float may result in a less active following of the Shares by equity research analysts, and

  •
  the fact that a controlling or significant position will be held by TAM and its client accounts may impose a minority discount on the other Shares.

        Additionally, given that TAM's client accounts have not been clearly characterized in the TAM Offer as joint actors of the offeror, it may be that the statutory protections for accumulations of control, such as the Canadian early warning disclosure system, would not operate to disclose to the market further accumulations or dispositions of Shares.

The TAM Offer is Financially Inadequate

        The Special Committee and the Board of Directors have received written opinions dated August 25, 2006 from each of CIBC World Markets Inc. ("CIBC World Markets") and UBS Securities Canada Inc. ("UBS") to the effect that, as of that date and based upon and subject to the matters stated in the respective opinions, the TAM Offer, in the case of UBS, and the consideration offered pursuant to the TAM Offer, in the case of CIBC World Markets, is inadequate, from a financial point of view, to Shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer). Copies of the opinions of the financial advisors are annexed to this Directors' Circular at Appendix A. You should read these opinions carefully and in their entirety.

If the TAM Offer is Successful, TAM Could Sell Shares for a Control Premium

        Under Canadian take-over bid legislation, TAM would have the ability to deliver effective control to a third party in a transaction in which that third party paid a premium (of up to 15% over the then current market price) for the Shares controlled by TAM without making that premium available to other Shareholders. Assuming the TAM Offer is successful, TAM will exercise control or direction over 38% of the issued and outstanding Shares and as described earlier, will have effective control of Catalyst. This effective control could be transferred to a third party at a premium without participation by other Shareholders in certain circumstances.

The TAM Offer is Highly Conditional

        The TAM Offer is highly conditional for the benefit of TAM and CTOE, resulting in substantial uncertainty for Shareholders as to whether CTOE will acquire any Shares under the TAM Offer. Each of the thirteen conditions must be satisfied or waived before CTOE will be obligated to take up any Shares deposited under the TAM Offer.

        Several of the conditions provide CTOE with broad discretion to determine whether the conditions have been satisfied. Other conditions are not subject to customary materiality thresholds or other objective criteria, but rather provide CTOE with a broad range of grounds upon which they may decline to proceed with the TAM Offer. There is no need to make a decision with respect to the TAM Offer until TAM has confirmed the waiver or satisfaction of those conditions.

Compliance With the Investment Canada Act

        The TAM Circular acknowledges that the TAM Offer may be a "reviewable transaction" for the purposes of the Investment Canada Act (the "ICA"). The Board of Directors and Special Committee agree, based on the advice of counsel, that the TAM Offer should be subject to the Investment Canada regime. Compliance with the ICA may affect the timing of completion of the TAM Offer.

        Although receipt of approval under the ICA is not specifically mentioned in the TAM Offer conditions, as a reviewable transaction, completion of the TAM Offer would depend upon receipt of that approval. As the ICA contemplates an initial review period of 45 days, subject to extension by the responsible Minister, it would appear unlikely that the TAM Offer could be completed prior to its scheduled expiry time (given that at the time of the TAM Offer the application for review had not been submitted). Additionally, a reviewable transaction cannot be completed unless it can be demonstrated that the transaction would be of "net benefit to Canada". (See — "Investment Canada Act and Timing"). TAM has provided no indications that the TAM Offer would result in such a "net benefit".

Rejection of the TAM Offer By All of Catalyst's Directors and Senior Officers

        The Board of Directors has been informed that, as of the date of this Directors' Circular, none of Catalyst's directors or senior officers has accepted or intends to accept the TAM Offer.

There May Be Alternatives to the TAM Offer That Could Potentially Provide Shareholders with Greater Value

        The Board of Directors and Special Committee are considering alternatives to the TAM Offer, and discussions have commenced with several parties who have expressed interest in the potential for transactions that might be alternatives to the TAM Offer. In light of current industry conditions, there is no assurance that any alternative transaction will result from these discussions.

        For the reasons outlined above, the Board of Directors and the Special Committee unanimously:

  •
  have determined that the TAM Offer is inadequate and not in the best interests of Catalyst and its Shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer), and

  •
  recommend that Shareholders REJECT the TAM Offer and NOT TENDER their Shares to the TAM Offer.

        The foregoing summary of the information and factors considered by the Board of Directors and the Special Committee is not intended to be exhaustive of the factors considered by the Board of Directors or the Special Committee in reaching its conclusion and making its recommendation, but includes the material information, factors and analysis considered by the Board of Directors and the Special Committee in reaching their conclusions and recommendation. The members of the Board of Directors and the Special Committee evaluated the various factors summarized above in light of their own knowledge of the business, financial condition and prospects of the Company, and based upon the advice of the financial advisors and legal advisors. In view of the numerous factors considered in connection with their evaluation of the TAM Offer, the Board of Directors and the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching its conclusion and recommendation. In addition, individual members of the Board of Directors and the Special Committee may have given different weight to different factors. The conclusions and unanimous recommendation of the Board of Directors and the Special Committee were made after considering all of the information and factors involved.

BACKGROUND TO THE TAM OFFER AND RESPONSE OF CATALYST

        On February 16, 2006, Norske Skogindustrier, ASA ("Norske Skog") sold its remaining 29.4% interest in Catalyst. Norske Skog had originally acquired a 50.76% interest in Catalyst in July 2000 on the acquisition of Fletcher Challenge Limited of New Zealand, and such interest was subsequently diluted to 29.4% as a result of various equity issuances by the Company.

        On March 10, 2006, TAM publicly disclosed that, as of February 28, 2006, funds or investment accounts managed by it held 32,418,750 Shares, representing approximately 15.11% of the issued and outstanding Shares. TAM reported that it had dispositional and voting authority over securities held by various funds and accounts over which TAM had investment authority and noted that it may be deemed to have control over such Shares.

        On March 29, 2006, Mr. Horner and Mr. Leverton, the Chief Executive Officer and Chief Financial Officer, respectively, of Catalyst, met with Mr. Wadhwaney and other representatives of TAM while in New York as part of a previously planned investor relations event following the Norske Skog disposition.

        On April 27, 2006, Catalyst held its 2006 Annual General Meeting (the "2006 AGM") and, on May 3, 2006, publicly disclosed the voting results from the 2006 AGM, which indicated that approximately 68 million Shares had been voted for, and approximately 17 million Shares had been withheld from voting for, each of the nominees for director proposed in Catalyst's Information Circular for the 2006 AGM.

        On May 10, 2006, TAM publicly disclosed that, since February 28, 2006, it had acquired an additional 6,210,000 Shares, bringing the total holdings in funds or investment accounts managed by TAM to 38,628,750 Shares as at April 30, 2006, representing approximately 18% of the issued and outstanding Shares.

        On May 15, 2006, Catalyst received a letter dated May 9, 2006 from TAM advising that TAM had elected to withhold the votes attached to 24,467,700 Shares that it controlled for all of the Company's nominees for director. TAM expressed concern that the voting results publicly posted by Catalyst did not reflect all of the Shares that it had directed be withheld from voting and asked the Company to make inquiries as to the discrepancy.

        Between May 15 and May 19, Catalyst had various discussions with TAM and CIBC Mellon Trust Company, the scrutineer at the 2006 AGM, to investigate the reasons for this discrepancy. Catalyst was advised by CIBC Mellon Trust Company that it did not receive a valid proxy for certain of the Shares held by TAM through a custodial account. Catalyst advised TAM of these matters by letter dated May 19, 2006 and confirmed that the voting report as filed by Catalyst represented the result of the scrutineer's report in connection with the 2006 AGM.

        On May 23, 2006, Mr. Horner called Mr. Wadhwaney to discuss matters arising out of TAM's May 9 letter. TAM was continuing to seek to have Catalyst amend the public disclosure to reflect the voting of all of the Shares it controlled, notwithstanding that a valid proxy had not been received.

        On June 12, 2006, Mr. Horner and Mr. Leverton met with Mr. Wadhwaney in the offices of the Company in Vancouver to discuss the pulp and paper sector and the Company.

        In the context of the positions being taken by TAM, Catalyst began to consider the implications of the sizable share position which had been accumulated by TAM and the potential impact of this position on the Company and other Shareholders.

        On June 21, 2006, the Board of Directors met to discuss these matters and determined that it would be appropriate to engage a financial advisor to assist the Board in its deliberations.

        On June 26, 2006, a number of the directors interviewed five investment banks and, following discussion, made a decision to recommend to the Board of Directors that it engage UBS to act as financial advisor. A meeting of the Board of Directors was held later in the day on June 26, 2006 to receive the recommendations arising out of the interview process. Following discussion, the Board determined to engage UBS to provide financial advice to Catalyst and its Board of Directors.

        On July 25, 2006, TAM announced its intention to make the TAM Offer.

        On July 26, 2006, TAM publicly disclosed that funds or investment accounts managed by TAM beneficially owned an aggregate of 42,503,313 Shares, representing approximately 19.8% of the issued and outstanding Shares.

        On July 26, 2006, the Board of Directors met and received a summary of the proposed TAM Offer from UBS.

        On August 1, 2006, at its regularly scheduled meeting, the Board of Directors considered, among other things, TAM's announcement and received presentations from each of UBS and Blake, Cassels & Graydon, LLP, the Company's legal advisor. Following these presentations, the Board of Directors appointed the Special Committee consisting of five independent directors to consider the proposed TAM Offer. The Special Committee's mandate included examining and reviewing the merits of the proposed TAM Offer, assessing and examining alternatives to the proposed TAM Offer, considering and advising the Board as to whether the proposed TAM Offer is in the best interest of the Shareholders and reporting and making recommendations to the Board on such matters. A meeting of the Special Committee was convened following the conclusion of the Board of Directors meeting. The Special Committee engaged Goodmans LLP to provide independent legal advice to the Special Committee. The Special Committee also determined that it would be appropriate to retain one or more financial advisors to assist the Special Committee in discharging its mandate.

        On August 3, 2006, members of the Special Committee interviewed a number of investment banks. Following such interviews, the Special Committee determined to continue the engagement of UBS and to engage CIBC World Markets as co-advisors. A meeting of the Board of Directors was held on August 3, 2006, following the Special Committee meeting, to update the Board of Directors as to the steps being taken by the Special Committee.

        On August 9, 2006, a further meeting of the Special Committee was held, with its legal and financial advisors, to, among other things, obtain an update from its financial advisors, discuss timing matters related to the proposed TAM Offer, review existing change of control agreements in light of the proposed TAM Offer and consider the desirability of retention agreements for certain key management employees of the Company.

        On August 11, 2006, CTOE mailed the TAM Offer.

        On August 14, 2006, the Special Committee met with its financial and legal advisors to consider the TAM Offer. At that meeting, the Special Committee received advice and considered the merits of adopting a limited duration shareholders rights plan (the "Rights Plan") in order to provide the necessary time to properly assess and respond to the TAM Offer and, if appropriate, pursue other alternatives. At that meeting, the Special Committee, after considering the advice from its financial and legal advisors, determined to recommend adoption of the Rights Plan to the Board of Directors. The Board of Directors met on the evening of August 14, 2006 and, after considering the recommendation of the Special Committee, determined that it was advisable and in the best interests of the Company and its Shareholders to adopt the Rights Plan. The Rights Plan was adopted effective August 14, 2006. (See "Shareholder Rights Plan".) At that meeting, the Board of Directors also considered recommendations of the Special Committee and the Company's independent human resources consultants concerning the entering into of retention agreements with certain key management employees of the Company and, following deliberations, authorized the entering into of such agreements. (See "Agreements Between Catalyst and its Directors and Senior Officers — Employee Retention Agreements".)

        Prior to market opening on August 15, 2006, Catalyst issued a press release advising as to the adoption of the Rights Plan and filed a Material Change Report relating to the Rights Plan on SEDAR. The full text of the Rights Plan was attached to the Material Change Report and is available at www.sedar.com. A copy of the Rights Plan has also been filed with the Toronto Stock Exchange (the "TSX"). In accordance with TSX policies, the TSX has advised that it has determined to defer consideration of the acceptance for filing of the Rights Plan until such time as the TSX is satisfied that the Ontario Securities Commission will not intervene pursuant to National Policy 62-202 in any take-over bid for the Company.

        On August 15, 2006, Thomas Chambers, Chairman of the Special Committee, called David Barse, President and Chief Executive Officer of TAM, to arrange a meeting in New York with Mr. Barse and Mr. Wadhwaney to discuss the TAM Offer and to get a better understanding of the intentions of TAM if the TAM Offer were successful. Mr. Chambers was advised that, as a result of scheduling constraints, the meeting could not be held until August 24, 2006.

        On August 17, 2006, the Special Committee met with its financial and legal advisors to further discuss, among other things, the TAM Offer, appropriate responses to the TAM Offer and related timing matters.

        On August 22, 2006 the Special Committee met with its financial and legal advisors to receive an update as to the status of the financial advisors' analyses of the terms of the TAM Offer and to provide further direction concerning the process for dealing with a limited group of parties with which an alternative transaction might be negotiated.

        On August 24, 2006, Mr. Chambers and Mr. Michel Desbiens, a member of the Board of Directors, met in New York with Messrs. Barse and Wadhwaney. At that meeting they discussed, among other things, their respective perspectives on the TAM Offer, the effective control that could be exercised by TAM if the TAM Offer were to be successfully completed, the current circumstances and prospects for the Company, the process being undertaken by the Board of Directors and the Special Committee (including the adoption of the Rights Plan and that discussions were being pursued with parties who have expressed interest in the potential for alternative transactions) and the application of the Investment Canada Act to the TAM Offer.

        On August 25, 2006, the Special Committee met again, together with its financial and legal advisors. At the meeting, Mr. Chambers and Mr. Desbiens, who also attended the meeting, reported on their meeting the previous day with Messrs. Barse and Wadhwaney. The Special Committee also received presentations from CIBC World Markets and UBS concerning their analysis of the TAM Offer, including its adequacy from a financial point of view, and recommendations concerning alternatives to the TAM Offer, including the process for discussions of alternatives with parties who have expressed an interest in the potential for such transactions. After discussion with the various advisors, and in an in camera session, and after consideration of various factors (including the advice of legal and financial advisors), the members of the Special Committee unanimously determined that the TAM Offer is inadequate and not in the best interests of Catalyst and its Shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer) and to recommend to the Board that it recommend that Shareholders reject the TAM Offer and not tender their Shares to the TAM Offer.

        On August 25, 2006, following the Special Committee meeting, the Board of Directors met, together with its financial and legal advisors. At the meeting, the Board, among other things, considered the opinions of CIBC World Markets and UBS concerning the TAM Offer, the recommendation of the Special Committee described above, other factors relating to the TAM Offer, including those described under the heading "Reasons for Recommendation" above, and advice from its legal and financial advisors. After discussion, the Board of Directors unanimously determined that the TAM Offer is inadequate and not in the best interests of Catalyst and its Shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer) and to recommend that Shareholders reject the TAM Offer and not tender their Shares to the TAM Offer. The Board of Directors also reviewed and approved this Directors' Circular and authorized its mailing to Shareholders.

OPINIONS OF THE FINANCIAL ADVISORS

        The opinions of CIBC World Markets and UBS were delivered pursuant to an engagement agreement dated August 14, 2006 between Catalyst and CIBC World Markets (the "CIBC WM Engagement Agreement") and an engagement agreement dated August 21, 2006 between Catalyst and UBS (the "UBS Engagement Agreement", together with CIBC WM Engagement Agreement, the "Engagement Letters"), pursuant to which Catalyst, through the Special Committee, engaged CIBC World Markets and UBS (respectively) to act as financial advisors with respect to the TAM Offer.

        Each of CIBC World Markets and UBS has delivered a written opinion that, as of the date of such opinions, the TAM Offer, in the case of UBS, and the consideration offered pursuant to the TAM Offer, in the case of CIBC World Markets, is inadequate from a financial point of view to Shareholders (other than CTOE, TAM and client accounts of TAM who own Shares or will acquire Shares purchased under the TAM Offer).

        Copies of the opinions of CIBC World Markets and UBS, setting forth the scope of review and the assumptions, limitations and qualifications relating to their respective opinions, are reproduced in full at Appendix A to this Directors' Circular. Shareholders are encouraged to read the opinions in their entirety. The opinions are not a recommendation as to whether or not Shareholders should deposit their Shares under the TAM Offer.

        Each of UBS and CIBC World Markets has advised Catalyst that it is not an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Catalyst, TAM, CTOE or any of their respective associates or affiliates. There are no understandings, agreements or commitments between either or both of UBS and CIBC World Markets, on the first hand, and Catalyst, on the other, or any of their respective associates or affiliates with respect to any future business dealings. CIBC World Markets and UBS have in the past and may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Catalyst or any of its associates or affiliates for which services they have received, and would expect to receive, compensation. In the ordinary course of business, UBS and CIBC World Markets and their respective affiliates may actively trade or hold securities of Catalyst for their own accounts or for the accounts of customers and, accordingly, may any time hold a long or short position in such securities.

        CIBC World Markets and UBS will be paid fees for their services as financial advisors, including fees that are contingent on the occurrence of a change of control or certain other specified events.

CATALYST PAPER CORPORATION

Share Capital

        The authorized capital of Catalyst consists of an unlimited number of Shares and 100,000,000 Preferred Shares, of which, as of August 25, 2006, 214,604,120 Shares and no Preferred Shares are issued and outstanding. As of August 25, 2006, there were outstanding options ("Options") issued under Catalyst's Stock Option Plan to acquire up to an additional 9,286,000 Shares upon the exercise thereof. Holders of Shares are entitled to receive dividends as and when declared by the Board and, unless otherwise provided by the Canada Business Corporations Act, are entitled to one vote per Share on all matters to be voted upon at all Shareholders' meetings. The Shares are listed on the Toronto Stock Exchange and trade under the symbol "CTL".

Recent Developments

        On August 3, 2006, Catalyst announced that it, the Tla'Amin First Nation and the City of Powell River had established a limited partnership. Catalyst had agreed to sell 805 acres of land not required for local mill operations to the limited partnership which had assumed a secured five-year mortgage of $4.5 million. The limited partnership will subdivide and sell parts of the property and redevelop other parcels. Preliminary plans envision a marine business park, a light industrial park, a residential subdivision and a community green space. Any profits will be distributed equally to the three partners.

        On August 10, 2006, Catalyst filed its interim financial statements for the period ended June 30, 2006. These interim financial statements are available on SEDAR at www.sedar.com.

        On August 14, 2006, Catalyst adopted the Rights Plan referred to above in "Background to the Offer and Response of Catalyst." A summary of the Rights Plan is attached as Appendix D.

        On August 21, 2006, Catalyst announced the indefinite closure of the groundwood pulp facility at its Port Alberni mill effective September 30, 2006. Groundwood pulp produced on site will be replaced with lower-cost de-inked pulp supplied by Catalyst's Paper Recycling Division in Coquitlam. This step is part of an ongoing effort to reduce costs throughout the Company.

ALTERNATIVES TO THE TAM OFFER

        The Board of Directors and Special Committee are also considering alternatives to the TAM Offer, and discussions have commenced with several parties who have expressed interest in the potential for transactions that might be alternatives to the TAM Offer. In light of current industry conditions, there is no assurance that any alternative transaction will result from these discussions.

INTENTION OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS
WITH RESPECT TO THE TAM OFFER

        The Board of Directors has made reasonable enquiries of each director and senior officer of Catalyst and their respective associates. The Board of Directors is not aware of any person or company, other than TAM, holding more than 10% of the Shares and is not aware of any person acting jointly or in concert with Catalyst. Each of the directors and senior officers of Catalyst together with their respective associates have indicated his or her intention not to accept the TAM Offer.

DIRECTORS AND SENIOR OFFICERS OF CATALYST AND OWNERSHIP OF SECURITIES

        The following table sets out the names and positions with Catalyst of each director and senior officer of Catalyst and the number, designation and percentage of outstanding securities of Catalyst beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates.

Name	Position Held	Number and Class of Shares Owned or Over Which Control or Direction is Exercised	Percentage of Outstanding Catalyst Shares	Outstanding Options to Purchase Catalyst Shares	Percentage of Outstanding Catalyst Options
James Armitage	Senior Vice President, Sales and Marketing	14,547	0.007	842,000	9.18
Lyn Brown	Vice President, Corporate Affairs & Social Responsibility	0	0	113,000	1.23
Wolfgang Reinhold (Ron) Buchhorn	Senior Vice President, Operations	0	0	707,000	7.71
Thomas S. Chambers	Director	80,000	0.037	0	0
Gary Collins	Director	0	0	0	0
Michel Desbiens	Director	0	0	0	0
Mark Dodson	Director	0	0	0	0
Russell J. Horner	President, CEO and Director	58,913	0.028	3,329,500	36.30
Brian Kenning	Director	0	0	0	0
Alice Laberge	Director	10,000	0.005	0	0
Ralph Leverton	Vice President, Finance and Chief Financial Officer	17,284	0.008	912,500	9.95
Robert Lindstrom	Vice President Supply Chain	13,564	0.006	358,000	3.90
Ferio Pugliese	Vice President, Human Resources	1,280	0.001	113,000	1.23
R. Keith Purchase	Chair of the Board, Director	9,487	0.004	20,000	0.22
William P. Rosenfeld	Deputy Chairman; Director	24,430	0.011	20,000	0.22
Valerie Seager	Vice President, General Counsel and Corporate Secretary	1,556	0.001	117,000	1.28
Peter Staiger	Treasurer	10,519	0.005	61,000	0.66
David Unruh	Director	0	0	0	0

        The following directors of Catalyst held the following number of Deferred Share Units pursuant to the Directors' Deferred Share Unit Plan as of August 1, 2006:

Name	Outstanding Deferred Share Units
Thomas S. Chambers	75,538
Gary Collins	35,392
Michel Desbiens	None
Mark Dodson	6,893
Brian Kenning	None
Alice Laberge	19,095
R. Keith Purchase	64,375
William P. Rosenfeld	101,562
David Unruh	None

        To the knowledge of the directors and officers of Catalyst, the only person or company which beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of equity securities of Catalyst is TAM, which, according to the TAM Circular, currently exercises control or direction over 42,503,313 Shares, representing approximately 19.8% of the issued and outstanding Shares.

TRADING IN SECURITIES OF CATALYST

        During the six-month period preceding the date hereof, none of Catalyst, the directors and senior officers of Catalyst nor, to the knowledge of the directors and senior officers of Catalyst after reasonable inquiry, any of their respective associates has traded any securities or rights to acquire securities of Catalyst, save and except as set out in Appendix B. The Board of Directors is not aware of any person or company, other than TAM, holding more than 10% of the Shares and is not aware of any person acting jointly or in concert with Catalyst. Information relating to the trading of securities or the right to acquire securities of Catalyst by TAM is set out in the TAM Circular.

        No director or senior officer of Catalyst intends to purchase Shares during the TAM Offer or knows of the existence of such an intention on the part of any other person.

ISSUANCES OF SECURITIES BY CATALYST

        No Shares (or securities convertible into Shares) have been issued to the directors or senior officers of Catalyst during the two years preceding the date hereof, save and except as set out in Appendix C.

OWNERSHIP OF SECURITIES OF TAM OR ITS AFFILIATES

        None of Catalyst, the directors and senior officers of Catalyst nor, to the knowledge of the directors and senior officers of Catalyst after reasonable inquiry, any of their respective associates owns or exercises control or direction over securities of TAM, CTOE or any of their respective affiliates. The Board of Directors is not aware of any person or company, other than TAM, which owns or exercises control or direction over more than 10% of the Shares and is not aware of any person or company acting jointly or in concert with Catalyst.

RELATIONSHIP BETWEEN TAM AND
DIRECTORS, SENIOR OFFICERS AND SHAREHOLDERS OF CATALYST

        No arrangements or agreements (including any arrangements or agreements as to any payment or other benefit to be made or given by way of compensation for loss of office or as to the directors or senior officers of Catalyst remaining in or retiring from office if the TAM Offer is successful) have been made or are proposed to be made between TAM and/or CTOE and any of the directors or senior officers of Catalyst. None of the directors or the senior officers of Catalyst is also a director or senior officer of TAM, CTOE, or of any of their respective affiliates.

        None of the directors or senior officers of Catalyst or, to the knowledge of the directors and senior officers of Catalyst after reasonable inquiry, any of their respective associates has any interest in any material contract to which TAM, CTOE or any of their respective affiliates is a party. The Board is not aware of any person or company, other than TAM, which holds more than 10% of any securities of Catalyst and is not aware of any person acting jointly or in concert with Catalyst.

AGREEMENTS BETWEEN CATALYST AND ITS DIRECTORS AND SENIOR OFFICERS

        Except as set forth below, no arrangements or agreements have been made or are proposed to be made between Catalyst and any of its directors or senior officers pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the TAM Offer is successful.

Existing Change of Control Agreements

        The Board of Directors has long believed that it is in the best interests of Catalyst to encourage the continuity of senior management under certain circumstances. As a result, change of control agreements addressing severance issues have been in place since 2001. The most recent change of control agreements were entered into in April 2006 following the disposition by Norske Skog of its remaining 29.4% interest in Catalyst.

Agreements with Key Senior Officers

        Catalyst entered into Amended and Restated Change of Control Agreements dated April 28, 2006 ("Change of Control Agreements") with seven key senior officers of Catalyst, including J.E. Armitage, W.R. Buckhorn and R. Lindstrom. These Change of Control Agreements replaced and amended, in most cases, severance agreements entered into with such senior officers in September 2004 (as summarized in Catalyst's Management Proxy Circular dated March 10, 2006 (the "2006 Proxy Circular")) to (a) reflect the name change of the Company from Norske Skog Canada Limited to Catalyst Paper Corporation, (b) delete references to the shareholdings of Norske Skog to reflect the sale of Norske Skog's shareholdings in the Company on February 16, 2006, and (c) extend the term from September 30, 2006 to September 30, 2008.

        As previously disclosed, the Change of Control Agreements provide that where such senior officer's employment is terminated by Catalyst without cause or through constructive dismissal within a two-year period after the date of completion of a Proposed Transaction, he or she will be entitled to a two-year termination leave. A "Proposed Transaction" (as defined in the Change of Control Agreements) will occur if the TAM Offer is successfully completed or if TAM otherwise acquires such number of Shares as will result in TAM exercising control or direction over more than 25% of the outstanding Shares. (This percentage is incorrectly stated in the 2006 Proxy Circular as 35%, but has been set at the 25% level since the severance agreements were entered into in September 2004). During this termination leave, he or she will receive annual salary, bonus under Catalyst's short term incentive plan and certain of the benefits previously received. If the senior officer secures comparable alternative employment during the termination leave, the senior officer will receive a lump sum payment equal to one-half of the salary which would otherwise be received during the balance of the termination leave. In lieu of taking termination leave, the senior officer may elect to receive a lump sum settlement equal to 80 per cent of the salary which would otherwise be received during the termination leave plus 75 per cent of the senior officer's target bonus under the short term incentive plan for the current year. Pursuant to these arrangements and based on their current salaries and bonuses, if these officers were to become entitled to a two-year termination leave, each of Mr. Armitage and Mr. Buckhorn would be entitled to receive a payment of $768,000 and additional pension contributions of $86,400, Mr. Lindstrom would be entitled to receive a payment of $544,500 and additional pension contributions of $62,100, and the other four senior officers would be entitled to receive, in the aggregate, a payment of $1,620,190 and additional pension contributions of $184,782. If a lump sum settlement were taken, the lump sum payments would be for $672,000 for each of Mr. Armitage and Mr. Buckhorn, $468,000 for Mr. Lindstrom and $1,392,560, in the aggregate, for the other four senior officers.

Change of Control Agreements with the CEO and CFO

        Catalyst entered into an Amended and Restated Control Change Agreement dated April 28, 2006 (each, a "Control Change Agreement") with each of Russell J. Horner, the Chief Executive Officer, and Ralph Leverton, the Chief Financial Officer. These Control Change Agreements amend and replace the agreements first entered into in 2001, and subsequently amended in September 2004 (as summarized in the 2006 Proxy Circular), to (a) reflect the name change of the Company from Norske Skog Canada Limited to Catalyst Paper Corporation, (b) delete references to the shareholdings of Norske Skog to reflect the sale of Norske Skog's shareholdings in the Company on February 16, 2006, and (c) extend the term from September 30, 2006 to September 30, 2008.

        For purposes of the Control Change Agreements, a "Control Change" will occur if the TAM Offer is successfully completed or if TAM otherwise acquires such number of Shares as will result in TAM exercising control or direction over more than 25% of the Shares. Upon the occurrence of a Control Change, the Company will become obligated under the Control Change Agreements to pay specified benefits should, in the case of Mr. Horner, he choose to resign within one year, be terminated without cause within two years or choose to terminate his own employment within two years for good reason or, in the case of Mr. Leverton, he choose to resign within ninety days, be terminated without cause within two years or choose to terminate his own employment within two years for good reason. The benefits include payment of three times the individual's annual remuneration, being his base salary plus an amount equal to his target bonus for the year, the acceleration of all outstanding stock options, the acceleration of retirement benefits equal to five years' service, and up to $25,000 in job relocation counseling fees. Based on their present salaries and target bonuses, Mr. Horner would be entitled to receive a payment of $2,916,000 and additional pension benefits having a present value of $1,863,865, and Mr. Leverton would be entitled to receive a payment of $1,260,000 and additional pension benefits having a present value of $322,546.

        On August 1, 2006, the Special Committee authorized Catalyst to seek an amendment to Mr. Leverton's Control Change Agreement to provide that Mr. Leverton could elect to resign at any time within the one year period following a Change of Control and to require that Mr. Leverton provide the Company with 180 days prior written notice of resignation. The Special Committee believes this amendment is desirable to ensure an orderly transaction in the event of Mr. Leverton's resignation following a Change of Control. To date, no agreement has been entered into with Mr. Leverton to amend the Control Change Agreement.

Employee Retention Agreements

        The Board of Directors is concerned that the TAM Offer could create an incentive for, and could result in, the resignations of certain key senior executives. This, together with the uncertainty which could result from a change in effective control of the Company, could be disruptive to the business of Catalyst and lead to the loss of additional key senior management. As a result, on August 22, 2006 Catalyst entered into retention agreements with key executives and management in the event that TAM alone or together with persons acting jointly or in concert with TAM acquires more than 25% of the Shares or completes any similar transaction as may be approved by the Board of Directors within the next six months (the "TAM Transaction"). The retention agreements provide for payment of retention bonuses, in varying amounts between 33% to 67% of the employee's base salary, on the retention date, which is one year after the closing of the TAM Transaction, as long as the employee remains actively employed by Catalyst and continues to perform his or her job responsibilities reasonably consistent with past efforts to the retention date. The employee will also receive his or her retention bonus if he or she is terminated without cause prior to the retention date. The aggregate retention bonuses that may be payable under all such retention agreements is approximately $1.7 million.

Existing Directors' Deferred Share Unit Plan

        The Directors' Deferred Share Unit Plan (the "DSU Plan") was established in January 2002, among other reasons, to promote a greater alignment of interests between directors and Shareholders of Catalyst. The DSU Plan provides directors who are not otherwise employees of Catalyst or its affiliates with an opportunity to receive all or a portion of the fees payable to such directors in a calendar year in the form of deferred share units ("DSUs"). Eligible directors can elect to receive 100%, 75%, 50%, 25% or none of their directors' fees in the form of DSUs.

        The number of DSUs granted to a director is equal to the elected amount of the compensation divided by the weighted average price of Shares on the Toronto Stock Exchange over the ten days prior to the calculation date. The value of the DSUs is payable by Catalyst to a director upon the director's departure from the Board and is equal to the number of DSUs held by the director multiplied by the weighted average price of the Shares on the Toronto Stock Exchange over the ten days prior to the relevant calculation date. All amounts are paid in cash, subject to statutory withholdings. A director may change his or her DSU election prior to the commencement of each calendar year.

        Directors holding DSUs would be entitled to payment in accordance with the terms of the DSUs if they cease to be directors following completion of the TAM Offer. The DSUs outstanding as of August 1, 2006 had an aggregate value of $966,107 as at August 25, 2006.

INVESTMENT CANADA ACT AND TIMING

        The TAM Offer is stated to be conditional upon receipt of all requisite regulatory approval. The TAM Offer also discloses that it is TAM's intention to file an application for review of the transaction under the Investment Canada Act (the "ICA"). Under the ICA, reviewable transactions cannot be completed without receipt of Ministerial approval. Pursuant to the ICA, such approval is to be granted only where the Minister is satisfied that the acquisition is likely to be of net benefit to Canada.

        As disclosed in the Tam Offer, the responsible Minister has 45 days from the date of receipt by Investment Canada of a completed application to decide whether the investment is likely to be of net benefit to Canada. The

45-day period may be extended for a further 30 days in the sole discretion of the Minister or such longer period as is agreed upon between the applicant and the Minister. If no notice is sent to the applicant within the 45-day (or longer) period, the investment is deemed to be approved.

        The TAM Offer states that TAM intends to make application for review under the ICA in respect of the TAM Offer. The TAM Offer could raise substantive issues for the responsible Minister which could take time to resolve.

        The 45-day review period would not expire before September 25, 2006, assuming a completed application for review was submitted at the same time that the TAM Offer was mailed, which may not be the case.

        As the TAM Offer is open for acceptance until at least September 18, 2006 (unless extended), and cannot proceed until all of its many conditions are waived or, in particular in the case of those conditions that cannot be waived (such as regulatory conditions), are satisfied, the Board of Directors notes that there is no need to make a decision with respect to the TAM Offer until TAM has confirmed the waiver or satisfaction of those conditions.

MATERIAL CHANGES IN THE AFFAIRS OF CATALYST

        Except for the TAM Offer or as publicly disclosed by Catalyst, no other information is known to the directors or officers of Catalyst that indicates any material change in the affairs or prospects of Catalyst since June 30, 2006, the date of the last published interim financial statements of Catalyst.

SHAREHOLDER RIGHTS PLAN

        On August 14, 2006, the Board of Directors, after considering the recommendation of the Special Committee and advice from financial and legal advisors, determined that it was advisable and in the best interests of the Company and its Shareholders to adopt the Rights Plan, effective that date, to provide the necessary time to properly assess and respond to the TAM Offer and, if appropriate, pursue other alternatives. A summary of the Rights Plan is set out in the attached Appendix D. That summary only includes the material terms and conditions of the Rights Plan, the full text of which is contained in an agreement entered into between Catalyst and CIBC Mellon Trust Company, as rights agent. The summary is qualified and is subject to the full terms and conditions of such agreement, a copy of which is publicly available on www.sedar.com.

        The TAM Offer does not constitute a Permitted Bid under the Rights Plan. As a result, if the TAM Offer were completed such that TAM exercised control or direction over more than 20% of the outstanding Shares, in the absence of a waiver by the Board of Directors, the Rights issued under the Rights Plan would be separated from the Shares and the Rights held by Shareholders other than TAM or its associates and affiliates would become exercisable to purchase for the exercise price of $15 that number of Shares which has an aggregate market price equal to $30. This would dilute TAM's interest in Catalyst.

OTHER INFORMATION

        Except as disclosed in this Directors' Circular, there is no information that is known to the directors or officers of Catalyst that would reasonably be expected to affect the decision of the holders of Shares, or securities exercisable for Shares, to accept or reject the TAM Offer.

Effect of the Offer on Catalyst's Outstanding Indebtedness

        Catalyst has issued and outstanding U.S.$400 million principal amount of 8.625% senior notes due June 2011, U.S.$250 million principal amount of 7.375% senior notes due March 2014 (together, the "Notes") and a $350 million secured revolving credit facility (the "Credit Facility").

Notes

        The indentures governing the Notes (the "Indentures") contain covenants relating to, among other things, a "Change of Control Triggering Event" of Catalyst. A Change of Control Triggering Event means the occurrence of both a "Rating Decline" and a "Change of Control" (as such terms are defined in the Indentures). Upon the Occurrence of a Change of Control Triggering Event, Catalyst is obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined in the Indentures), in accordance with the procedures set out in the Indentures.

        The completion of the TAM Offer on its own will not result in a Change of Control or a Change of Control Triggering Event under the Indentures. In addition, to date, the TAM Offer has not resulted in a ratings review by the applicable rating agencies or any Rating Decline.

Credit Facility

        As of June 30, 2006, the borrowing base on the Company's Credit Facility was $335.1 million. After outstanding letters of credit of $22.7 million, $312.4 million was available to be drawn at the end of the quarter.

        The Credit Facility contains events of default relating to, among other things, a "Change of Control Default". A Change of Control Default means a change of control of Catalyst which results in the "Reference Debt Rating" (as defined in the Credit Facility) by Moody's or S&P being lowered by three or more levels. A change of control is deemed to have occurred if Capital Stock (as defined in the Credit Facility) of Catalyst to which is attached 30% or more of the votes that may be cast to elect directors of Catalyst or 30% or more of the total shareholders' equity of Catalyst is held by or for the benefit of any person, or group of persons acting jointly or in concert, other than by way of security only.

        To date, the TAM Offer has not resulted in a ratings review by either Moody's or S&P or a decline in the Reference Debt Rating.

Other Indebtedness

        Non-recourse debt is owed by the Company's subsidiary, Powell River Energy Inc. ("PREI") under 6.387% first mortgage bonds due July 2009. The Company has a 50% interest in PREI and consolidates 100% of PREI, as it is a variable interest entity in which the Company is the primary beneficiary. While the consolidation causes the debt to be reflected on the Company's balance sheet, Catalyst is not liable for such debt. The completion of the TAM Offer on its own will not result in any default under, or result in any acceleration of, this outstanding indebtedness.

Availability of Disclosure Documents

        Catalyst is a reporting issuer or equivalent in all provinces of Canada and files its continuous disclosure documents and other documents with the Canadian provincial securities authorities. Continuous disclosure documents are available at www.sedar.com. Catalyst also files continuous disclosure documents with the U.S. Securities and Exchange Commission (the "SEC"), and those documents are available at the SEC's website at www.sec.gov.

        CIBC World Markets and UBS will be paid fees for their services as financial advisors, including fees that are contingent on the occurrence of a change of control or certain other specified events.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides holders of Shares with, in addition to any other rights that they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Shares. However, such rights must be exercised within prescribed time limits. Holders of Shares should refer to the applicable provisions of the securities legislation of their province of territory for particulars of those rights or consult with a lawyer.

CONSENT OF CIBC WORLD MARKETS INC.

To: The Board of Directors of
Catalyst Paper Corporation

        We hereby consent to the reference to the opinion of our firm dated August 25, 2006 under the headings "Reasons for Recommendation", "Background to the TAM Offer and Response of Catalyst" and "Opinions of the Financial Advisors" and to the inclusion of the text of our opinion dated August 25, 2006 in the Directors' Circular of Catalyst Paper Corporation.

Dated August 25, 2006
CIBC WORLD MARKETS INC.
By: (Signed) CIBC World Markets Inc.

CONSENT OF UBS SECURITIES CANADA INC.

To: The Board of Directors of
Catalyst Paper Corporation

        We hereby consent to the reference to the opinion of our firm dated August 25, 2006 under the headings "Reasons for Recommendation", "Background to the TAM Offer and Response of Catalyst" and "Opinions of the Financial Advisors" and to the inclusion of the text of our opinion dated August 25, 2006 in the Directors' Circular of Catalyst Paper Corporation.

Dated August 25, 2006
UBS SECURITIES CANADA INC.
By: (Signed) UBS Securities Canada Inc.

CERTIFICATE

DATED: August 25, 2006

        The contents of this Directors' Circular have been approved and the delivery of the Directors' Circular has been authorized by the Board of Directors of Catalyst Paper Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the TAM Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed) R. KEITH PURCHASE Chairman of the Board of Directors	(Signed) THOMAS S. CHAMBERS Chairman of the Special Committee

APPENDIX A

FINANCIAL OPINIONS

CIBC WORLD MARKETS INC. 400 Burrard Street 12th Floor, Commerce Place Vancouver, British Columbia V6C 3A6

Private & Confidential

August 25, 2006

The Special Committee of the Board of Directors
and the Board of Directors of
Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, B.C.
V6C 3R8

To the Special Committee and the Board of Directors:

We understand that CTOE LLC (the "Offeror") has made an offer (the "Offer") to purchase up to 39 million of the outstanding common shares (the "Common Shares") of Catalyst Paper Corporation ("Catalyst" or the "Company") at a price of Cdn.$3.30 in cash per Common Share (the "Consideration"). The terms and conditions of the Offer are described in CTOE LLC's offer to purchase and circular dated August 10, 2006 (the "Takeover Bid Circular"). The Takeover Bid Circular discloses that the Offeror is a limited liability company formed at the request of Third Avenue Management LLC ("TAM") and that TAM currently exercises control or direction over 19.8% of the issued and outstanding Common Shares.

We also understand that the Company's board of directors (the "Board of Directors") and the Special Committee of the Board of Directors (the "Special Committee") is considering the Offer and its response thereto, including considering potential transactions that might be pursued by the Company as an alternative to the Offer.

Engagement of CIBC World Markets

By letter agreement dated August 14, 2006 (the "Engagement Letter"), the Company, through the Special Committee of the Board of Directors, retained CIBC World Markets Inc. ("CIBC World Markets") to, among other things, provide financial advice to the Special Committee, the Board of Directors and the Company in connection with the Offer and any Alternative Transaction (as such term is defined in the Engagement Letter) that may be proposed or solicited during the term of the Engagement Agreement. Pursuant to the Engagement Letter, the Special Committee has requested that we prepare and deliver this opinion (the "Opinion") as to the adequacy, from a financial point of view, of the Consideration offered to the shareholders of the Company pursuant to the Offer.

CIBC World Markets will be paid a fee for rendering our Opinion and such fee is not contingent upon the completion or non-completion of the Offer or any Transaction (as such term is defined in the Engagement Letter). We will also be paid a work fee and additional fees in the event that a Transaction is completed during the term of the Engagement Letter or within 12 months thereafter and in certain other circumstances. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Relationship with Interested Parties

Neither CIBC World Markets nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Company or its associates or affiliates. In the past, CIBC World

Markets and its predecessors have provided investment banking services and other services to the Company and its predecessors for which CIBC World Markets has received, and may in the future receive, compensation.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal legal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

  i)
  the Takeover Bid Circular;

  ii)
  the audited financial statements, annual reports, annual information forms and management information circulars of the Company for the fiscal years ended December 31, 2003, 2004 and 2005;

  iii)
  the interim reports and comparative unaudited financial statements of the Company for the quarters ended March 31, 2006 and June 30, 2006;

  iv)
  a draft dated August 24, 2006 of the Catalyst Directors' Circular relating to the Offer;

  v)
  certain internal financial, operational, corporate and other information concerning Catalyst that was prepared or provided by the management of the Company, including the terms and conditions of issued debt instruments and internal operating and financial projections prepared by Catalyst's management;

  vi)
  trading statistics and selected financial information of Catalyst and other selected public paper and forest products companies considered by us to be relevant;

  vii)
  various reports published by equity research analysts, industry sources regarding Catalyst, the paper and forest products industry and other public companies, to the extent deemed relevant by us;

  viii)
  discussions with senior management of the Company

  ix)
  certificates addressed to us, dated as of the date hereof, from senior officers of Catalyst as to the completeness and accuracy of the respective information provided to us by them; and

  x)
  such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

CIBC World Markets has also participated in discussions regarding the Offer and related matters with Blake Cassels & Graydon LLP and Goodmans LLP, legal counsel to the Company and to the Special Committee, respectively, in connection with responding to the Offer, and with UBS Securities Canada Inc., who is also a financial advisor to the Special Committee and the Board of Directors in connection with responding to the Offer.

In addition, we have participated in discussions with members of the senior management of Catalyst regarding the Company's business, operations, financial condition and prospects that could result from the Offer and potential alternatives to the Offer.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation of any of the assets or securities of the Company or any of its affiliates and our Opinion should not be construed as such.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its representatives or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the auditors of the Company in connection with preparing this Opinion. Accordingly, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company's audited financial statements and the reports of the auditors thereon.

With respect to operating and financial forecasts and budgets provided to us by the Company concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company's business, financial condition, plans and prospects.

The Company has represented to us, in a certificate of two senior officers of the Company delivered as at the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and referred to above under the heading "Scope of Review" (collectively, the "Information") are complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

Except as expressly noted above under the heading "Scope of Review", we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its representatives and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

The Opinion has been provided to the Special Committee and the Board of Directors for their use in considering the Offer and may not be published or used for any other purpose by any other person without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any shareholder of the Company to accept or reject the Offer.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered pursuant to the Offer is inadequate, from a financial point of view, to the shareholders of Catalyst other than the Offeror, TAM, and client accounts of TAM who own Common Shares or will acquire Common Shares purchased under the Offer.

Yours very truly,

(Signed) CIBC WORLD MARKETS INC.

UBS Securities Canada Inc. BCE Place 161 Bay Street Suite 4100, P.O. Box 617 Toronto, Ontario M5J 2S1 Tel: 416 350-2201 Fax: 416 364-9296

August 25, 2006

The Special Committee of the Board of Directors
    and the Board of Directors of
    Catalyst Paper Corporation
250 Howe Street, 16th Floor
Vancouver, British Columbia
V6C 3R8

To the Special Committee and the Board:

UBS Securities Canada Inc. ("UBS") understands that CTOE LLC ("CTOE"), a limited liability company formed by Third Avenue Management LLC (including its associates and affiliates (including CTOE), collectively the "Offeror") has commenced an offer to purchase up to 39,000,000 of the outstanding common shares (the "Common Shares") of Catalyst Paper Corporation (including its associates and affiliates, "Catalyst Paper") at a price of C$3.30 in cash for each Common Share (the "Offer"), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") contained in the takeover bid circular (the "Circular") of CTOE dated August 10, 2006, and the related Letter of Transmittal (together with the Offer to Purchase and the Circular, the "Offer Documents"). The terms and conditions of the Offer are more fully set forth in the Offer Documents.

UBS' engagement

By letter agreement dated as of August 21, 2006 (the "Engagement Agreement") Catalyst Paper, through the special committee (the "Special Committee") of its board of directors (the "Board"), retained UBS to, among other things, provide financial advisory services to the Special Committee and the Board in connection with the Offer. Pursuant to the Engagement Agreement, the Special Committee has requested that UBS prepare and deliver this opinion (the "Opinion") as to the adequacy, from a financial point of view, of the Offer to holders of Common Shares other than the Offeror and the client accounts of the Offeror who own Common Shares or will acquire Common Shares purchased under the Offer.

UBS will be paid a fee for rendering this Opinion and such fee is not contingent upon the completion or non-completion of the Offer or any transaction. UBS will also be paid a work fee and additional fees in the event that a transaction is completed during the term of the Engagement Agreement or within 12 months thereafter and in certain other circumstances. Catalyst Paper has also agreed to reimburse UBS for its reasonable out-of-pocket expenses and to indemnify UBS in respect of certain liabilities that might arise out of its engagement.

Relationship with interested parties

Neither UBS nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia)) of Catalyst Paper or the Offeror. In the past, UBS and its predecessors have provided investment banking services and other services to Catalyst Paper and its predecessors for which UBS has received, and may in the future receive, compensation. UBS is also involved in sales and trading activities with the Offeror.

UBS Securities Canada Inc. is a subsidiary of UBS AG.
UBS Securities is a financial services group of UBS AG.

UBS acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Catalyst Paper or the Offeror and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, UBS conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Catalyst Paper or the Offer.

Credentials of UBS

UBS, together with its associates and affiliates, is a major international investment bank with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. UBS has been a financial adviser in a significant number of transactions involving public companies and has extensive experience in preparing fairness opinions.

This Opinion expressed herein represents the opinion of UBS and the form and content herein have been approved by a committee of UBS directors and officers, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of review

In forming its opinion, UBS has reviewed, considered and relied upon, among other things, the following:

  i)
  certain publicly available business and historical financial information relating to Catalyst Paper;

  ii)
  certain internal management and board reports, presentations, financial information, analysis and other data relating to Catalyst Paper and the financial prospects of Catalyst Paper, including estimates and financial projections prepared by management of Catalyst Paper;

  iii)
  discussions with senior management of Catalyst Paper with respect to Catalyst Paper's current business operations, financial condition, financial results, financial and operating prospects and financing of ongoing operations;

  iv)
  discussions with the Board and the Special Committee;

  v)
  discussions with certain advisors, including the other financial advisor to the Special Committee and the Board in connection with responding to the Offer, CIBC World Markets Inc., and the legal advisors of Catalyst Paper and the Special Committee;

  vi)
  a review of certain foreign exchange and commodity price projections available from commercially available sources;

  vii)
  a review of recent general industry research reports and research reports on Catalyst Paper and on selected comparable companies;

  viii)
  a review of the financial performance and market multiples for Catalyst Paper and other selected public companies that UBS considered relevant;

  ix)
  a review of current and historical market prices of the Common Shares and of the common shares of other selected public companies that UBS considered relevant;

  x)
  an analysis of certain public M&A transactions and forest products industry transactions which UBS considered relevant;

  xi)
  a discounted cash flow analysis of Catalyst Paper using different scenarios as UBS considered appropriate in the circumstances;

  xii)
  the Offer Documents;

  xiii)
  a draft of the Directors' Circular of Catalyst Paper, dated August 24, 2006 (the "Directors' Circular"), relating to the Offer;

UBS Securities Canada Inc.

  xiv)
  a certificate (the "Catalyst Paper Certificate") dated August 25, 2006 from senior officers of Catalyst Paper regarding certain matters; and

  xv)
  such other information, investigations and analyses as UBS considered necessary or appropriate in the circumstances.

UBS has not, to the best of its knowledge, been denied access by Catalyst Paper to any information requested by UBS.

Assumptions and limitations

With your approval and agreement, UBS has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Catalyst Paper and its consultants, advisers and representatives (collectively, the "Information"). This Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, UBS has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior management of Catalyst Paper has represented to UBS, in the Catalyst Paper Certificate that, among other things, the Information pertaining to Catalyst Paper or the Offer furnished to UBS by Catalyst Paper or its consultants, advisers and representatives was true and correct in all material respects as at the respective dates as of which it was prepared and did not and does not contain any untrue statement of a material fact in respect of Catalyst Paper or, to the knowledge of Catalyst Paper, the Offer, and did not and does not contain any misstatement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements were made. Furthermore, the Catalyst Paper Certificate represents that since the dates as of which the Information pertaining to Catalyst Paper or the Offer that was provided to UBS by Catalyst Paper or its consultants, advisers and representatives was prepared, there has been no material change (planned or proposed or otherwise), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Catalyst Paper, and no material change in respect of Catalyst Paper or change in a material fact contained in that Information has occurred which would have, or which could reasonably be expected to have, a material effect on this Opinion or which is of a nature as to render such Information, or any part thereof, untrue or misleading in any material respect. In addition, senior management of Catalyst Paper have represented to UBS that there are no facts, public or otherwise, regarding Catalyst Paper, not specifically provided to UBS relating to Catalyst Paper or its assets, liabilities, affairs, prospects or condition (financial or otherwise), that have not been disclosed to UBS in the Information that would reasonably be expected to materially affect the value of Catalyst Paper, the Offer or this Opinion, including the assumptions provided by Catalyst Paper and used by UBS in preparing this Opinion or other assumptions which UBS has identified to Catalyst Paper in preparing this Opinion, or the review undertaken in preparing this Opinion.

For the purposes of this Opinion, UBS has assumed that all draft documents referred to under "Scope of Review" above are accurate reflections, in all material respects, of the final form of such documents.

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Catalyst Paper and other material interests, as they were reflected in the Information reviewed by UBS and as represented to UBS in discussions with the management of Catalyst Paper and its advisers. In UBS' analyses and in preparing this Opinion, UBS made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond UBS' control or that of any party involved in the Offer.

This Opinion is provided as of the date hereof, and UBS disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion of which it may become aware after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Opinion after the date hereof, UBS reserves the right to change, modify or withdraw this Opinion.

UBS has not been engaged to provide a formal valuation of Catalyst Paper or of any of its respective securities or assets, and this Opinion should not be construed as such. UBS was similarly not engaged to review any legal, tax or accounting aspects of the Offer. In addition, UBS expresses no opinion herein concerning the future trading prices of the securities of Catalyst Paper or any of its respective associates or affiliates.

This Opinion has been provided to the Special Committee and the Board for their use in considering the Offer and may not be published or used for any other purpose by any other person without the prior written consent of UBS. This Opinion does not constitute a recommendation as to whether or not any holder of Catalyst Paper Common Shares should tender such Common Shares in connection with the Offer.

UBS has based this opinion upon a variety of factors. Accordingly, UBS believes that its analyses must be considered as a whole and this Opinion read in its entirety. Selecting portions of the analyses or the factors considered by UBS, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion with respect to fairness from a financial point of view is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Conclusion

Based upon and subject to the foregoing and such other matters UBS considered relevant, UBS is of the opinion, as of the date hereof, that the Offer is inadequate, from a financial point of view, to the holders of Common Shares of Catalyst Paper, other than the Offeror and the client accounts of the Offeror who own Common Shares or will acquire Common Shares purchased under the Offer.

Yours very truly,

(Signed) UBS SECURITIES CANADA INC.

APPENDIX B

TRADING IN SECURITIES OF CATALYST

Shares

Name	Date	Description of Trade	Number of Securities	Price per Security
				($)
Norske Skogindustrier ASA Indirect Ownership (4246799 Canada Inc.)	16/02/2006	Sale	63,035,942	3.05
Thomas Chambers
Control or Direction (John Scott)	09/05/2006	Purchase	6,000	2.78
Indirect Ownership (Lormarc Holdings Ltd.)	25/05/2006	Purchase	2,400	2.68
Indirect Ownership (Joanne Chambers)	26/05/2006	Purchase	15,000	2.80
Indirect Ownership (Lormarc Holdings Ltd.)	26/05/2006	Purchase	12,600	2.80

B-1

APPENDIX C

ISSUANCES OF SECURITIES BY CATALYST

Grantee	Date of Option Grant	Number of Options Granted	Exercise Price
			($)
James Armitage	24/01/2006	126,000	3.39
	26/04/2006	21,000	3.29
Lyn Brown	01/07/2005	60,000	3.18
	24/01/2006	45,000	3.39
	26/04/2006	8,000	3.29
Wolfgang Buchhorn	03/01/2005	167,750	3.62
	01/07/2005	100,000	3.18
	24/01/2006	126,000	3.39
	26/04/2006	21,000	3.29
Russell J. Horner	03/01/2005	1,132,750	3.62
	24/01/2006	484,000	3.39
	26/04/2006	80,000	3.29
Ralph Leverton	03/01/2005	277,500	3.62
	24/01/2006	126,000	3.39
	26/04/2006	21,000	3.29
Robert Lindstrom	03/01/2005	62,500	3.62
	24/01/2006	58,000	3.39
	26/04/2006	10,000	3.29
Ferio Pugliese	01/07/2005	60,000	3.18
	24/01/2006	45,000	3.39
	26/04/2006	8,000	3.29
Valerie Seager	01/08/2005	60,000	3.31
	24/01/2006	49,000	3.39
	26/04/2006	8,000	3.29

C-1

APPENDIX D

SUMMARY OF SHAREHOLDER RIGHTS PLAN

        Catalyst adopted a shareholder rights plan (the "Rights Plan") on August 14, 2006 and issued one right (a "Right") in respect of each Share outstanding as at such date.

        The following is a summary of certain terms of the Rights Plan. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated. The Rights Plan is available upon request or on www.sedar.com.

A.    Summary of the Plan

Purpose of the Plan

        The purpose of the Plan is to ensure that Shareholders of Catalyst will be positioned to receive full and fair value for their Shares in Catalyst in connection with any bid to acquire control of Catalyst through an acquisition of Shares. The Plan has the following objectives: (a) to prevent creeping acquisitions of control; (b) to give adequate time for Shareholders to properly assess a take-over bid without undue pressure; (c) to provide the Board time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge; and (d) to ensure that Shareholders of Catalyst are provided equal treatment under a take-over bid.

What the Plan Does

        The Plan creates Rights that attach to each present and future outstanding Share of Catalyst, with each Right entitling the holder upon exercise and payment of the exercise price to acquire additional Shares. The Rights are not separable from the Shares of Catalyst and no separate certificates representing the Rights will be issued until: (i) a party acquiring more than 20% of the Shares triggers the Plan; or (ii) a party makes, or announces an intention to make, a take-over bid (a "Separation Event"). Rights may not be exercised until they are separated from the Shares.

        Once a Separation Event occurs, the Rights will be separated from the Shares. The Plan provides in the case of the proposed take-over bid by TAM, through CTOE, that the Separation Event is deferred until the occurrence of a corresponding Flip-in-Event. A Flip-in-Event occurs if the offeror or another person subsequently becomes an Acquiring Person through the acquisition of more than 20% of the Shares except in certain prescribed circumstances. On a Flip-in-Event, each Right, other than those Rights attached to the Shares held by such Acquiring Person and its associates and affiliates, becomes a Right to acquire Shares at a price equal to half of the then-current market price, causing the hostile buyer to suffer substantial dilution. The prospect of this dilution is intended to encourage persons contemplating a take-over bid to ensure that any bid will not trigger the Plan. A bid that does not trigger the Plan (a "Permitted Bid") must meet certain criteria designed to ensure the objectives of the Plan are met.

How the Plan Works

1.     Issue of Rights

        Catalyst issued one Right in respect of each Share outstanding at the close of business on August 14, 2006 (the "Record Time"). Catalyst will issue Rights on the same basis for each Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

2.     Rights Certificates and Transferability

        Before the Separation Time, the Rights will be evidenced by certificates for the Shares which are not transferable separate from the Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Shares.

3.     Exercise of Rights

        Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Share for the Exercise Price of $15 (subject to certain adjustment and anti-dilution provisions). This Exercise Price is expected to be in excess of the estimated maximum value of the Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person", which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Shares which has an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder of Catalyst (other than the Acquiring Person) can acquire additional Shares from treasury at half their Market Price.

4.     Definition of "Acquiring Person"

        An Acquiring Person is a person who becomes the Beneficial Owner (described below) of 20% or more of Catalyst's Shares, excluding any person who acquires 20% or more of the Shares as a result of any one or any combination of "Corporate Acquisitions", "Permitted Bid Acquisitions", "Corporate Distributions", "Exempt Acquisitions" or "Convertible Securities Acquisitions". Also excluded from the definition of "Acquiring Person" are persons who own 20% or more of Catalyst's Shares on the date the Rights Plan is entered into, provided such persons do not acquire more than an additional 1% of Catalyst's Shares thereafter. In addition, underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement are also excluded from the definition of "Acquiring Person".

5.     Definition of "Beneficial Ownership"

        Subject to certain exceptions, a person Beneficially Owns securities if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities in law or equity or exercises control or direction over the securities, or has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

6.     Definition of "Separation Time"

        The Shares and Rights will be separated (the "Separation Time") on the tenth Trading Day after the earlier of:

  (a)
  the first date of public announcement that a person has become an Acquiring Person;

  (b)
  the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

  (c)
  the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

The Rights Plan provides in the case of the Current Offer (being the TAM Offer, as defined in this Directors' Circular) that the Separation Time is deferred until the first date of public announcement that a Person (as defined in the Rights Plan) has become an Acquiring Person, unless the Board determines that it should occur earlier.

7.     Definition of "Expiration Time"

        Expiration Time occurs on the close of business on the day that is the earlier of:

  (a)
  the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

  (b)
  February 10, 2007, being the 180th day after the Rights Plan was adopted.

8.     Definition of a "Flip-In Event"

        A Flip-In Event occurs when a person becomes an Acquiring Person.

9.     Definition of "Permitted Bid"

        A Permitted Bid is a take-over bid made by a person (the "Permitted Offeror") pursuant to a take-over bid circular that complies with the following conditions:

  (a)
  the bid is made to all registered holders of Shares (other than Shares held by the Permitted Offeror), and for all Shares (other than the Shares held by the Permitted Offeror);

  (b)
  the Permitted Offeror agrees that no Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Shares will be taken up or paid for unless at such date more than 50% of the outstanding Shares held by Shareholders other than the Permitted Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

  (c)
  the Permitted Offeror agrees that the Shares may be deposited to and withdrawn from the take-over bid at any time before such Shares are taken up and paid for; and

  (d)
  if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 Business Days to permit the remaining Shareholders to tender their Shares.

10.   Redemption of Rights

        The Rights may be redeemed by the Board at its option at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically, unless the Board determines otherwise, in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

11.   Waiver

        Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Shares before the expiry of that first bid. The Board may also waive the "Flip-In" provisions of the Rights Plan in certain other circumstances.

12.   Rights Agent

        CIBC Mellon Trust Company.

13.   Rightsholder not a Shareholder

        Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of Catalyst.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-726-8613

Banks and Brokers call: (212) 440-9800

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
ENQUIRIES
SUMMARY
DIRECTORS' RECOMMENDATION
REASONS FOR RECOMMENDATION
BACKGROUND TO THE TAM OFFER AND RESPONSE OF CATALYST
OPINIONS OF THE FINANCIAL ADVISORS
CATALYST PAPER CORPORATION
ALTERNATIVES TO THE TAM OFFER
INTENTION OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS WITH RESPECT TO THE TAM OFFER
DIRECTORS AND SENIOR OFFICERS OF CATALYST AND OWNERSHIP OF SECURITIES
TRADING IN SECURITIES OF CATALYST
ISSUANCES OF SECURITIES BY CATALYST
OWNERSHIP OF SECURITIES OF TAM OR ITS AFFILIATES
RELATIONSHIP BETWEEN TAM AND DIRECTORS, SENIOR OFFICERS AND SHAREHOLDERS OF CATALYST
AGREEMENTS BETWEEN CATALYST AND ITS DIRECTORS AND SENIOR OFFICERS
INVESTMENT CANADA ACT AND TIMING
MATERIAL CHANGES IN THE AFFAIRS OF CATALYST
SHAREHOLDER RIGHTS PLAN
OTHER INFORMATION
STATUTORY RIGHTS
CONSENT OF CIBC WORLD MARKETS INC.
CONSENT OF UBS SECURITIES CANADA INC.
CERTIFICATE
APPENDIX A FINANCIAL OPINIONS
APPENDIX B TRADING IN SECURITIES OF CATALYST
APPENDIX C ISSUANCES OF SECURITIES BY CATALYST
APPENDIX D SUMMARY OF SHAREHOLDER RIGHTS PLAN